Mail Stop 4561

November 25, 2008

A. Mark Tyler
President & Chief Executive Officer
Cape Fear Bank Corporation
1117 Military Cutoff Road
Wilmington, NC 28405

Re: Cape Fear Bank Corporation
   Preliminary Proxy Statement on Schedule 14A
   Filed November 6, 2008
   File Number 0-51513

Dear Mr. Tyler:

     We have completed our review of your Preliminary Proxy Statement on Schedule
14A and have no further comments at this time.

                                        Sincerely,

                                        David S. Lyon
                                        Senior Financial Analyst